Exhibit 20.1

Intersil Corporation Adopts a Stockholder Rights Plan

MILPITAS, CA, September 2, 2003 — Intersil Corporation (NASDAQ: ISIL), a world leader in the design and manufacture of high performance analog solutions, today announced that its Board of Directors adopted a Stockholder Rights Plan.

The rights plan is intended to improve the ability of the board to protect the interests of the company and its stockholders in the event of an unsolicited proposal to acquire a significant interest in the company. The adoption of the rights plan was not in response to any specific effort to acquire control of the company, nor is the board aware of any such effort.

Under the Stockholder Rights Plan, preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of common stock issued and outstanding as of the close of business on September 17, 2003. Each Right entitles the holder to purchase from the company one one-ten thousandth of a share of Series A Junior Participating Preferred Stock of the company at an exercise price of $115.00 per Right. The Rights will continue to be represented by, and trade with, the company’s common stock certificates unless the Rights become exercisable.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the company’s common stock, or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 20 percent or more of the company’s common stock.

Under certain circumstances, the Rights may be redeemed for $.0001 per right at the option of the Board of Directors. If not redeemed, the Rights will expire on August 29, 2006.

Generally, if the Rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase for $115.00 the number of shares of common stock of the company that, at the time of the transaction, will have a market value of $230.00. In addition, if, after the Rights become exercisable, the company is acquired in a merger or other business combination, or 50% or more of its assets or earning power are sold, each Right will entitle the holder to purchase for $115.00 that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of $230.00.

About Intersil

Intersil Corporation is a leader in the design and manufacture of high performance analog semiconductors. The company’s products address three of the industry’s fastest growing markets—flat panel displays, optical storage (CD and DVD recordable) and power management. For more information about Intersil or to find out how to become a member of our winning team, visit the company’s web site and career page at http://www.intersil.com.

This release may include “forward looking statements” that are subject to risks and uncertainties. For information identifying economic, political, climatic, currency, regulatory, technological, competitive and some other important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Intersil’s Safe Harbor Forward Looking Statement disclaimer found at http://www.intersil.com/legal.asp as well as Intersil’s SEC filings as updated from time to time, found at http://www.sec.gov.